UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________ ) *



                                 Data Race, Inc.
 ______________________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
 ______________________________________________________________________________
                         (Title of Class of Securities)


                                    237842109
                        _________________________________
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  237842109                  13G                     Page 2 of 5 Pages


______________________________________________________________________________
1)       Names of Reporting Persons
         SS or IRS Identification                 Capital Southwest Corporation
         Number of Above Persons:                 75-1072796
______________________________________________________________________________
2)       Check the Appropriate Box               (a)
         if a Member of a Group:                 (b)
         (See Instructions)                      Not Applicable
______________________________________________________________________________
3)       SEC Use Only


______________________________________________________________________________
4)       Citizenship or Place of
         Organization:
                                                 United States
______________________________________________________________________________
5)       Number of Shares            5) Sole Voting Power:      211,612
         Beneficially Owned          6) Shared Voting Power:     99,845
         by Each Reporting           7) Sole Dispositive Power: 211,612
         Person With:                8) Shared Dispositive Power:99,845
______________________________________________________________________________
9)       Aggregate Amount
         Beneficially Owned by
         Each Reporting Person:                                 311,457
______________________________________________________________________________
10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares:
         (See Instructions)                                     Not applicable.
______________________________________________________________________________
11)      Percent of Class Represented by
         Amount in Row 9:                                       6.4%

______________________________________________________________________________
12)      Type of Reporting Person:
         (See Instructions)                                     CO
______________________________________________________________________________

CUSIP No.  237842109                  13G                     Page 3 of 5 Pages


                                   Item 1(a).

          Name of Issuer:           Data Race, Inc.

                                   Item 1(b).

          Address of Issuer's Principal Executive Offices:

                   12400 Network Blvd., San Antonio, TX 78249

                                   Item 2(a).

          Name of Person Filing:    Capital Southwest Corporation

                                   Item 2(b).

          Address of Principal Business Office or, if None, Residence:

                 12900 Preston Road, Suite 700, Dallas, TX 75230

                                   Item 2(c).

          Citizenship:                       United States

                                   Item 2(d).

          Title of Class of Securities:      Common Stock

                                   Item 2(e).

          CUSIP No.:                         237842109

                                     Item 3.

          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ] Broker or Dealer registered under Section 15 of the Act

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

          (g)  [   ]   Parent    Holding    Company,    in    accordance    with
               240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

          (h)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

  CUSIP No. 237842109                 13G                     Page 4 of 5 Pages



                                     Item 4.

Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:                                    311,457

     (b)  Percent  of Class:                                                6.4%
     (c)  Number of shares as to which such person  has:

         (i)  sole power to vote or to direct the vote:                 211,612
         (ii) shared power to vote or to direct the vote:                99,845
         (iii)sole power to dispose or to direct the disposition of:    211,612
         (iv) shared power to dispose or to direct the disposition of:   99,845


                                     Item 5.

     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

              Not applicable.

                                     Item 6.

     Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

                                     Item 7.

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

                                     Item 8.

     Identification and Classification of Members of the Group.

              Not applicable.

                                     Item 9.

     Notice of Dissolution of Group.

              Not applicable.

CUSIP No.   237842109                 13G                     Page 5 of 5 Pages



                                    Item 10.

     Certification and Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      February 7, 1997
                                                      ________________________
                                                      Date

                                                      /s/ Patrick F. Hamner
                                                      ________________________
                                                      Signature

                                                      Patrick F. Hamner
                                                      Vice President
                                                      ________________________
                                                      Name and Title

                          Capital Southwest Corporation
                          12900 Preston Road, Suite 700
                                Dallas, TX 75230

(972) 233-8242  Telephone                                    Fax (972) 233-7362



                                February 7, 1997


Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, DC  20549

Gentlemen:

Pursuant to regulations of the Securities and Exchange Commission, submitted for filing on behalf of Capital Southwest Corporation is Schedule 13-G for Data Race, Inc.

This filing is being effected by direct transmission to the Commission's EDGAR System.

                                                     Sincerely,

                                                     /s/ Susan Patterson

                                                     Susan Patterson
                                                     Controller